UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TO CNMV (SPANISH SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the
Securities Exchange legislation, hereby files the following

RELEVANT EVENT

By way of continuation from the relevant event filling dated 22nd June 2011 and pursuant to section 4.6.3 c).2 of the BBVA securities note (the “Securities
Note”) regarding the issue of the mandatory convertible subordinate bonds with early conversion options in favour of the issuer (the "Convertible Bonds"), which was registered in the official records of the CNMV on 17th September 2009, it is hereby reported that the totality of the Convertible Bonds are scheduled to be converted into ordinary BBVA shares on the next distribution payment date, ie, 15th July 2011, pursuant to the procedure established  to such effect in the
Securities Note. The conversion will be mandatory for all Convertible Bond holders.

The Conversion Ratio will be equal to the quotient between the nominal value of the Convertible Bonds (ie, €1,000) and the Conversion Price. Therefore, the
number of shares to which each Convertible Bond holder will be entitled as a consequence of the conversion will be the number resulting from multiplying the
Conversion Ratio by the number of Convertible Bonds that they own. If this operation produces fractions, they will be rounded out by default in order to distribute a whole number of shares and BBVA will pay the fraction in cash on the same date as that on which the shares are registered to the name of the investor, valued at the Conversion Price.

The Conversion Price, pursuant to section 4.6.3.b)(iii) of the Securities Note, will be the arithmetic mean of the closing prices of the BBVA stock on the
Spanish securities exchanges' SIBE system on the five trading days prior to the payment date for the corresponding distribution (ie, prior to 15th July 2011).
The Conversion Price and, consequently, the Conversion Ratio will be reported in the corresponding Relevant Event filing.

The new BBVA shares, all ordinary shares the same as those currently in circulation, that are issued as a consequence of the conversion, will be distributed to the Convertible Bond holders as soon as possible after the conversion date (15th July 2011) and their listing for trading will be requested at the Madrid, Barcelona, Bilbao and Valencia exchanges, through the Spanish
SIBE system (Continuous Market) and on foreign exchanges where BBVA’s shares are listed at the time of issue. It is expected that the new shares will be listed for trading around 19th July 2011, date subject to obtaining the authorisations and following the due procedures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/30/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative